================================================================================


                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934



                         Extended Systems Incorporated
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 COMMON STOCK
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  69664210-7
--------------------------------------------------------------------------------
                                (CUSIP Number)

                                  JUDY BRUNER
               Senior Vice President and Chief Financial Officer
                                  PALM, INC.
                          5470 Great America Parkway
                        Santa Clara, California  95052
                                (408) 326-9000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 March 6, 2001
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13-1(e), 240.13d-(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  69664210-7
                     -----------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------
           1.  Names of Reporting Person.  SS or I.R.S. Identification No. of above person.

               Palm, Inc.                             I.R.S. Identification No.:  94-3150688
               -----------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------
           2.  Check the Appropriate Box if a Member of a Group*

               (a) [_]
                      ----------------------------------------------------------------------------------

               (b) [_]
                      ----------------------------------------------------------------------------------

               Not applicable
-------------------------------------------------------------------------------------------------------------
           3.  SEC Use Only
                           -----------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------
           4.  Source of Funds*  OO
                                   ---------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------
           5.  Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)  [_]
-------------------------------------------------------------------------------------------------------------
           6.  Citizenship or Place of Organization   State of Delaware
                                                      --------------------------------------------------
------------------------------------------------------------------------------------------------------------
 Number of        7.  Sole Voting Power    2,141,091 (See (1) below)
 Shares                                 ----------------------------------------------------------------
 Beneficially    --------------------------------------------------------------------------------------------
 Owned by each    8.  Shared Voting Power    2,301,786 (See (2) below)
 Reporting                                --------------------------------------------------------------
 Person With     --------------------------------------------------------------------------------------------
                  9.  Sole Dispositive Power    2,141,091 (See (1) below)
                                             -----------------------------------------------------------
                 --------------------------------------------------------------------------------------------
                  10. Shared Dispositive Power    N/A
                                               ---------------------------------------------------------
-------------------------------------------------------------------------------------------------------------
           11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                4,442,877 (See (1) and (2) below)
                ----------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------
           12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*                  [_]
-------------------------------------------------------------------------------------------------------------
           13.  Percent of Class Represented by Amount in Row (11)
                Approximately 32.9 percent (See (3) below)
                ----------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------
           14.  Type of Reporting Person*
                CO
                ----------------------------------------------------------------------------------------

                ----------------------------------------------------------------------------------------

                ----------------------------------------------------------------------------------------

                ----------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------

*See Instructions Before Filling Out.

(1) In the event that the Option described in Items 3 and 4 below becomes exercisable, and is exercised in full, Palm, Inc., a Delaware corporation ("Palm"), will have sole voting power with respect to, and the sole power to dispose of, that number of shares of Common Stock, par value $0.001 per share, of Extended Systems, Inc., a Delaware corporation ("Extended Systems"), equal to 19.9% of the then outstanding shares of Extended Systems Common Stock, which, based upon the 10,759,249 shares of Extended Systems Common Stock outstanding as of March 6, 2001 (as represented by Extended Systems in the Merger Agreement described in Items 3 and 4 below), currently equals 2,141,091 shares of Extended Systems Common Stock. Prior to the exercise of the Option, Palm is not entitled to any rights as a stockholder of Extended Systems as to the shares of Extended Systems Common Stock issuable upon exercise of the Option. The Option may only be exercised upon the occurrence of certain events described in Item 4 below, none of which has occurred as of the date hereof. Palm expressly disclaims beneficial ownership of any of the shares of Extended Systems Common Stock which are issuable to Palm upon exercise of the Option until such time as Palm purchases any such shares of Extended Systems Common Stock upon any such exercise of the Option.

(2) 2,602,522 shares of Extended Systems Common Stock are subject to Voting Agreements between Palm and certain officers and directors of Extended Systems, as described in Items 3 and 4 below, of which 2,301,786 shares are either outstanding on the date hereof or are issuable upon the exercise of outstanding options which are either vested or will vest within 60 days of March 6, 2001. Palm expressly disclaims beneficial ownership of any of the shares of Extended Systems Common Stock subject to the Voting Agreements. Based on the 11,363,149 shares of Extended Systems Common Stock outstanding after the issuance of 603,900 shares of Extended Systems Common Stock upon the exercise of outstanding options which are either vested or will vest within 60 days of March 6, 2001 (but excluding the shares of Extended Systems Common Stock issuable upon exercise of the Option), the 2,301,786 shares of Extended Systems Common Stock subject to the Voting Agreements which Palm may be deemed to beneficially own as of March 6, 2001 represent approximately 20.3% of the outstanding Extended Systems Common Stock.

(3) Based upon 13,504,240 shares of Extended Systems Common Stock outstanding after the issuance of 2,141,091 shares of Extended Systems Common Stock upon the exercise of the Option described in Items 3 and 4 below, and the issuance of 603,900 shares of Extended Systems Common Stock upon the exercise of outstanding options which are either vested or will vest within 60 days of March 6, 2001.

Item 1.  Security and Issuer

This statement on Schedule 13D (this "Statement") relates to the Common Stock, par value $0.001 per share, of Extended Systems, Inc., a Delaware corporation ("Extended Systems" or "Issuer"). The principal executive offices of Extended Systems are located at 5777, North Meeker Avenue, Boise, Idaho 83713.

Item 2.  Identity and Background

The name of the corporation filing this Statement is Palm, Inc., a Delaware corporation ("Palm"). Palm a global provider of handheld computing devices. The address of Palm's principal business is 5470 Great America Parkway, Santa Clara, California 95052.

Set forth on Schedule A hereto is (i) the name of each of the executive officers and directors of Palm, (ii) the residence or business address of each of the directors of Palm, (iii) present principal occupation or employment, if any, of each of the executive officers and directors of Palm, and the name, principal business and address of any corporation or other organization in which such employment is conducted, in each case as of the date hereof. The address of the executive offices of Palm is the same as the address of Palm's principal business.

Neither Palm nor, to the knowledge of Palm, any person named on Schedule A hereto (i) during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

To the knowledge of Palm, except as set forth on Schedule A hereto, each of the individuals set forth on Schedule A hereto is a citizen of the United States.

Item 3.   Source and Amount of funds or Other Consideration

Pursuant to an Agreement and Plan of Reorganization, dated as of March 6, 2001, a copy of which is attached hereto as Exhibit 2 (the "Merger Agreement"), by and between Palm and Extended Systems, and subject to the conditions set forth therein (including adoption and approval of the Merger Agreement and the Merger (as defined below) by stockholders of Extended Systems and receipt of applicable regulatory approvals), Extended Systems will merge with and into Palm (such events constituting the "Merger"). At the effective time of the Merger, Extended Systems will cease to exist as a corporation and all of the business, assets, liabilities and obligations of Extended Systems will be merged with and into Palm, with Palm remaining as the surviving corporation (sometimes referred to herein as the "Surviving Corporation").

As an inducement to Palm to enter into the Merger Agreement and in consideration thereof, Palm and Extended Systems entered into a Stock Option Agreement, dated as of March 6, 2001, a copy of which is attached hereto as Exhibit 10 (the "Stock Option Agreement"), pursuant to which Extended Systems granted Palm an irrevocable option (the "Option") to acquire, subject to certain conditions, up to a number of shares of Extended Systems Common Stock equal to 19.9% of the issued and outstanding Extended Systems Common Stock as of March 6, 2001, or 2,141,091 shares (subject to adjustment based on an increase or decrease in the issued and outstanding Extended Systems Common Stock), for a purchase price of $22.00 per share. Extended Systems' obligation to issue shares to Palm pursuant to the exercise of the Option is subject to the occurrence of certain events described in Item 4 below, which may not occur. The granting of the Option was negotiated as a material term of the transactions contemplated by the Merger Agreement. Palm did not pay additional consideration to Extended Systems in connection with the Stock Option Agreement or the granting of the Option by Extended Systems. In the event the Option becomes exercisable, Palm anticipates that it will use working capital to fund the exercise price of the Option.

As a further inducement to Palm to enter into the Merger Agreement and in consideration thereof, certain officers and directors of Extended Systems (collectively, the "Stockholders") entered into individual Voting Agreements with Palm, a copy of the form of which is attached hereto as Exhibit 9 (each, a "Voting Agreement" and, collectively, the "Voting Agreements"), whereby each Stockholder agreed, severally and not jointly, to vote all of the shares of Extended Systems Common Stock beneficially owned by such Stockholder in favor of adoption and approval of the Merger Agreement and approval of the Merger and certain related matters. Palm did not pay additional consideration to any Stockholder in connection with the execution and delivery of the Voting Agreements.

References to, and descriptions of, the Merger, the Merger Agreement, the Stock Option Agreement and the Voting Agreements set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement, the Stock Option Agreement and the Voting Agreements included as Exhibits 2, 9, and 10, respectively, to this Statement, which are incorporated by reference herein in their entirety where such references and descriptions appear.

Item 4:   Purpose of Transaction

(a)-(b) As described in Item 3 above, this Statement relates to the acquisition of Extended Systems by Palm pursuant to a statutory merger of Extended Systems with and into Palm, pursuant to which, at the effective time of the Merger, the separate existence of Extended Systems will cease and Palm will continue as the Surviving Corporation. By virtue of the Merger, each holder of outstanding shares of Extended Systems Common Stock will receive, in exchange for each share of Extended Systems Common Stock held by such holder, a number of shares of common stock, par value $0.001 per share, of Palm ("Palm Common Stock") based on the average closing price for Palm for the ten (10) trading days ending two (2) business days prior to the Extended Systems' stockholders' meeting. If the average closing price of Palm Common Stock is between $16.60 and $22.00 per share, Extended Systems' stockholders will receive a number of shares equal to $22.00 per share divided by the Palm average closing price. If the average price is at or above $22.00, Extended Systems' stockholders will receive one (1) Palm share for each Extended Systems' share and if the average price is at or below $16.60, Extended Systems' stockholders will receive 1.325 Palm shares for each Extended Systems' share. In connection with the Merger, Palm will also assume each outstanding option to purchase Extended Systems Common Stock under Extended Systems' existing stock option plans and each such option will represent the right to acquire a number of shares of Palm Common Stock, as adjusted based on the exchange ratio, with the exercise price adjusted accordingly. Also in connection with the Merger, each purchase right under Extended Systems' 1998 Employee Stock Purchase Plan will be exercised, and each share of Extended Systems Common Stock issued as a result thereof will be converted into the right to receive a number of shares of Palm Common Stock equal to the exchange ratio.

    Pursuant to the Stock Option Agreement, Extended Systems granted Palm the Option to acquire, subject to certain conditions, up to a number of shares of Extended Systems Common Stock equal to 19.9% of the issued and outstanding Extended Systems Common Stock as of March 6, 2001, or 2,141,091 shares (subject to adjustments based on an increase or decrease in the issued and outstanding Extended Systems Common Stock), for a purchase price of $22.00 per share. Extended Systems' obligation to issue shares to Palm pursuant to the exercise of the Option is subject to the occurrence of certain events (each, an "Exercise Event"), which may not occur. In general, an Exercise Event may be deemed to have occurred where: (a) (i) the Board of Directors of Extended Systems withdraws, modifies or changes its recommendation of the Merger Agreement, or the Merger, in a manner adverse to Palm or its stockholders, (ii) Extended Systems fails to include in the prospectus/proxy statement the unanimous recommendation of the Board of Directors of Extended Systems in favor of the adoption and approval of the Merger Agreement and the approval of the Merger, (iii) the Board of Directors of Extended Systems fails to reaffirm its unanimous recommendation in favor of the adoption and approval of the Merger Agreement and the approval of the Merger within ten (10) business days after Palm requests in writing that such recommendation be reaffirmed, (iv) the Board of Directors of Extended Systems approves or recommends an Acquisition Proposal (as defined in the Merger Agreement), or (v) the commencement of a tender or exchange offer relating to securities of Extended Systems by a person unaffiliated with Palm and Extended Systems fails to send to its securityholders within ten (10) days thereafter a statement disclosing that Extended Systems recommends rejection of such tender or exchange offer; or
    (b) immediately prior to the consummation of a tender or exchange offer for 25% or more of any class of Extended Systems' capital stock.

    Pursuant to the Voting Agreements, each of the Stockholders has irrevocably appointed the directors of Palm as such Stockholder's lawful attorneys and proxies with respect to certain prescribed matters related to the Merger. The foregoing proxies give the directors of Palm the limited right to vote or deliver a consent with respect to each of the shares of Extended Systems Common Stock beneficially owned by the Stockholders, at every annual, special, adjourned or postponed meeting of the stockholders of Extended Systems and in every written consent in lieu of such a meeting: (a) in favor of the approval of the Merger and the adoption and approval of the Merger Agreement, and in favor of each of the other actions contemplated by the Merger Agreement and any action required in furtherance thereof; (b) against approval of any proposal made in opposition to, or in competition with, consummation of the Merger and the transactions contemplated by the Merger Agreement;

    (c) against any other action that is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement; and (d) in favor of waiving any notice that may have been or may be required relating to any reorganization of Extended Systems or any subsidiary of Extended Systems, any reclassification or recapitalization of the capital stock of Extended Systems or any subsidiary of Extended Systems, or any sale of assets, change of control, or acquisition of Extended Systems or any subsidiary of Extended Systems by any other person, or any consolidation or merger of Extended Systems or any subsidiary of Extended Systems with or into any other person. The Stockholders may vote their shares of Extended Systems Common Stock on all other matters submitted to the stockholders of Extended Systems for their approval. The Voting Agreements terminate upon the earlier to occur of (a) such date and time as the Merger Agreement shall have been validly terminated pursuant to its terms, and (b) such date and time as the Merger shall become effective in accordance with the terms and conditions set forth in the Merger Agreement.

    The purpose of the Stock Option Agreement and the Voting Agreements is to enable Palm and Extended Systems to consummate the transactions contemplated under the Merger Agreement.

(c) Not applicable.

(d) Upon the consummation of the Merger, the directors and officers of Surviving Corporation will be the directors and officers of Palm immediately prior to the effective time of the Merger.

(e) Other than as a result of the Merger described in Item 3 and Item 4 above, not applicable.

(f) Other than as a result of the Merger described in Item 3 and Item 4 above, not applicable.

(g) Upon consummation of the Merger, the Certificate of Incorporation of Palm, as in effect immediately prior to the effective time of the Merger, will be the Certificate of Incorporation of the Surviving Corporation until thereafter amended in accordance with the General Corporation Law of the State of Delaware and such Certificate of Incorporation. Upon consummation of the Merger, the Bylaws of Palm, as in effect immediately prior to the Merger, will be, at the effective time of the Merger, the Bylaws of the Surviving Corporation until thereafter amended in accordance with the General Corporation Law of the State of Delaware, the Certificate of Incorporation of Palm and the Bylaws of Palm.

(h)-(i) Upon consummation of the Merger, Extended Systems Common Stock will be deregistered under the Securities Exchange Act of 1934, as amended, and delisted from the Nasdaq National Market.

(j) Other than described above, Palm currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D, inclusive, although Palm reserves the right to develop such plans.

References to, and descriptions of, the Merger, the Merger Agreement, the Stock Option Agreement and the Voting Agreements set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement, the Stock Option Agreement and the Voting Agreements included as Exhibits 2, 9, and 10, respectively, to this Statement, which are incorporated by reference herein in their entirety where such references and descriptions appear.

Item 5.  Interest in Securities of the Issuer

(a)-(b) In the event that the Option becomes exercisable, and is exercised in full, Palm will have sole voting power with respect to, and the sole power to dispose of, that number of shares of Extended Systems Common Stock equal to 19.9% of the then outstanding shares of Extended Systems Common Stock, which, based upon the 10,759,249 shares of Extended Systems Common Stock outstanding as of March 6, 2001 (as represented by Extended Systems in the Merger Agreement described in Items 3 and 4 above), currently equals 2,141,091 shares of Extended Systems Common Stock. Prior to the exercise of the Option, Palm is not entitled to any rights as a stockholder of Extended Systems as to the shares of Extended Systems Common Stock issuable upon exercise of the Option. The Option may only be exercised upon the occurrence of the Exercise Events described in Item 4 above, none of which has occurred as of the date hereof. Palm expressly disclaims beneficial ownership of any of the shares of Extended Systems Common Stock which are issuable to Palm upon exercise of the Option until such time as Palm purchases any such shares of Extended Systems Common Stock upon any such exercise of the Option.

    As a result of the Voting Agreements, Palm may be deemed to be the beneficial owner of at least 2,301,786 shares of Extended Systems Common Stock as of March 6, 2001. Such Extended Systems Common Stock constitutes approximately 20.3% of the issued and outstanding shares of Extended Systems Common Stock, based on the 10,759,249 shares of Extended Systems Common Stock outstanding as of March 6, 2001 (as represented by Extended Systems in the Merger Agreement described in Items 3 and 4 above) and assuming the issuance of 603,900 shares of Extended Systems Common Stock upon the exercise of outstanding options which are either vested or will vest within 60 days of March 6, 2001. Palm also may be deemed to have shared voting power with respect to the foregoing shares of Extended Systems Common Stock with respect to those matters described above. However, Palm (a) is not entitled to any rights as a stockholder of Extended Systems as to the foregoing shares of Extended Systems Common Stock, and (b) disclaims any beneficial ownership of the shares of Extended Systems Common Stock which are covered by the Voting Agreements.

    To the knowledge of Palm, no other person listed on Schedule A hereto has an equity or other ownership interest in Extended Systems.

    Set forth on Schedule B hereto is the name of those stockholders of Extended Systems that have entered into a Voting Agreement with Palm, and to the knowledge of Palm, each of their respective present principal occupation or employment, including the name, principal business and address of any corporation or other organization in which such employment is conducted.

    (c) To the knowledge of Palm, no transactions in the class of securities reported on this Statement have been effected during the past 60 days by the persons named in response to Item 5(a) and Item 2.

    (d) To the knowledge of Palm, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the class of securities reported on this Statement.

    (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the Merger Agreement and the exhibits thereto, including the Stock Option Agreement and the Voting Agreements, to the knowledge of Palm, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Extended Systems, including, but not limited to transfer or voting of any of the class of securities reported on this Statement, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits

The following documents are filed as exhibits to this Statement:

    2. Agreement and Plan of Reorganization, dated as of March 6, 2001, by and among Palm, Inc., a Delaware corporation ("Palm"), and Extended Systems, Inc., a Delaware corporation.

    9. Form of Voting Agreement, dated as of March 6, 2001, by and between Palm and certain stockholders of Extended Systems set forth on Schedule B hereto.

   10. Stock Option Agreement, dated as of March 6, 2001, by and between Palm, Inc., a Delaware corporation, and Extended Systems, Inc., a Delaware corporation.

                                   Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


March 15, 2001
--------------------------------------------------------------------------------
Date

/s/ Judy Bruner
--------------------------------------------------------------------------------
Signature
Judy Bruner, Senior Vice President and Chief Financial Officer
--------------------------------------------------------------------------------
Name/Title

                                  SCHEDULE A

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                                  PALM, INC.

     The following table sets forth the name, business address and present principal occupation or employment of each executive officer and director of Palm. Except as otherwise indicated below, the business address of each person set forth on this Schedule A is: c/o Palm, Inc., 5470 Great America Parkway, Santa Clara, California 95052.


         Name of Executive Officer                        Title and Present Principal Occupation
-------------------------------------------     -----------------------------------------------------------
Carl J. Yankowski                               Chief Executive Officer
Judy Bruner                                     Senior Vice President and Chief Financial Officer
Alan J. Kessler                                 Chief Operating Officer, Platform and Products
Barry Cottle                                    Chief Operating Officer, Content and Access
Stephen Yu                                      Vice President, General Counsel and Secretary
Stewart Gill                                    Vice President, Human Resources

                Name of Director                          Title and Present Principal Occupation
-------------------------------------------     -----------------------------------------------------------
Carl J. Yankowski                               Chief Executive Officer of Palm

Eric A. Benhamou                                Chairman of the Board of Directors
                                                3Com Corporation
                                                Santa Clara Site
                                                5400 Bayfront Plaza
                                                Santa Clara, CA 95052

Gordon A. Campbell                              President and Chairman of the Board
                                                Techfarm, Inc.
                                                200 W. Evelyn Ave., Suite 100
                                                Mountain View, CA 94041

Jean-Jacques Damlamian*                         Group Executive Vice President
                                                France Telecom
                                                6 Place d'Alleray
                                                75505 Paris Cedex 15

Michael Homer                                   Chief Executive Officer
                                                Zodiac Networks, Inc.
                                                1350 Villa Avenue
                                                Mountain View, CA 94041

David C. Nagel                                  President and Chief Technology Officer
                                                AT&T Labs
                                                295 North Maple Avenue
                                                Basking Ridge, New Jersey 07920

Susan G. Swenson                                President, Chief Operating Officer and Director
                                                Leap Wireless International, Inc.
                                                10307 Pacific Center Ct.
                                                San Diego, CA 92121

* citizen of France

                                  SCHEDULE B

                   STOCKHOLDERS PARTY TO A VOTING AGREEMENT
                                WITH PALM, INC.

     The following table sets forth the name and present principal occupation or employment of each Stockholder of Extended Systems that has entered into a Voting Agreement with Palm in connection with the Merger Agreement, and the aggregate number of shares of Extended Systems Common Stock beneficially owned by each such Stockholder as of March 6, 2001. Except as otherwise indicated below, the business address of each Stockholder set forth on this Schedule B is: c/o Extended Systems, Inc., 5777, North Meeker Avenue, Boise, Idaho 83713.


                Stockholder Party to Voting Agreement                            Shares Beneficially Owned
----------------------------------------------------------------------  -------------------------------------------
Douglas B. Winterrowd.................................................                  1,092,657 (1)
Raymond A. Smelek.....................................................                    338,674 (2)
Holmes Lundt..........................................................                    328,127 (3)
Steven D. Simpson.....................................................                    222,698 (4)
S. Scott Wald.........................................................                     75,846 (5)
Karla K. Rosa.........................................................                     76,490 (6)
Brad Surkamer.........................................................                     53,730 (7)
Scott J. Ritchie......................................................                     47,564 (8)
John M. Russell                                                                            40,000 (9)
John Katsaros.........................................................                          0


(1) Includes 1,092,657 outstanding shares of Extended Systems Common Stock, and no shares of Extended Systems Common Stock issuable upon the exercise of options to purchase Extended Systems Common Stock which are exercisable within 60 days of March 6, 2001.

(2) Includes 116,903 outstanding shares of Extended Systems Common Stock, and 221,771 shares of Extended Systems Common Stock issuable upon the exercise of options to purchase Extended Systems Common Stock which are exercisable within 60 days of March 6, 2001.

(3) Includes 311,663 outstanding shares of Extended Systems Common Stock, and 16,464 shares of Extended Systems Common Stock issuable upon the exercise of options to purchase Extended Systems Common Stock which are exercisable within 60 days of March 6, 2001.

(4) Includes 51,143 outstanding shares of Extended Systems Common Stock, and 171,555 shares of Extended Systems Common Stock issuable upon the exercise of options to purchase Extended Systems Common Stock which are exercisable within 60 days of March 6, 2001.

(5) Includes 14,000 outstanding shares of Extended Systems Common Stock, and 61,846 shares of Extended Systems Common Stock issuable upon the exercise of options to purchase Extended Systems Common Stock which are exercisable within 60 days of March 6, 2001.

(6) Includes 31,337 outstanding shares of Extended Systems Common Stock, and 45,153 shares of Extended Systems Common Stock issuable upon the exercise of options to purchase Extended Systems Common Stock which are exercisable within 60 days of March 6, 2001.

(7) Includes 9,192 outstanding shares of Extended Systems Common Stock, and 44,538 shares of Extended Systems Common Stock issuable upon the exercise of options to purchase Extended Systems Common Stock which are exercisable within 60 days of March 6, 2001.

(8) Includes 34,991 outstanding shares of Extended Systems Common Stock, and 12,573 shares of Extended Systems Common Stock issuable upon the exercise of options to purchase Extended Systems Common Stock which are exercisable within 60 days of March 6, 2001.

(9) Includes 10,000 outstanding shares of Extended Systems Common Stock, and 30,00 shares of Extended Systems Common Stock issuable upon the exercise of options to purchase Extended Systems Common Stock which are exercisable within 60 days of March 6, 2001.